UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934
Dynegy Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26817G102

(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 27, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,521,135

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		62,521,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,521,135

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%*

14	TYPE OF REPORTING PERSON

	OO
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,539,738

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		53,539,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	53,539,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.9%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,981,397

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		8,981,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,981,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,201,568

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		32,201,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,201,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,526,198

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		19,526,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,526,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		766,246

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		766,246

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	766,246

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: Mikhail Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,521,135

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		62,521,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,521,135

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%*

14	TYPE OF REPORTING PERSON

	IN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

This Amendment No. 4 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010, April 2, 2010 and April 20, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Class A Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 4 reports beneficial ownership of the Issuer’s Class A Common Stock as of April 29, 2010.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     As of April 29, 2010, the Reporting Persons held a total of 62,521,135 shares of the Issuer’s Class A Common Stock. Of these shares, LSP Partners directly holds 1,045,726 shares, LSP Associates directly holds 8,981,397 shares, LSPEP directly holds 32,201,568 shares, PIE I directly holds 19,526,198 shares, and Gen Investors directly holds 766,246 shares. As a result of its relationship with LSPEP, PIE I and Gen Investors, LSP Partners may be deemed the beneficial owner of 53,539,738 shares of Class A Common Stock, representing approximately 8.9% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 62,521,135 shares of Class A Common Stock, representing approximately 10.4% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 62,521,135 shares of Class A Common Stock, representing approximately 10.4% of the outstanding shares of Class A Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Class A Common Stock from April 19, 2010 to April 29, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).

2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).
4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2010

LS POWER DEVELOPMENT LLC

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER PARTNERS, L.P.

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER ASSOCIATES, L.P.

By:	LS Power Development, LLC, its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LSP GEN INVESTORS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

MIKHAIL SEGAL

/s/ Mikhail Segal

ANNEX A
Transactions in Dynegy Inc. Class A Common Stock
April 19, 2010 to April 29, 2010

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
LS Power Associates, L.P.

April 19, 2010	SELL	147,489	$1.1707
April 20, 2010	SELL	211,740	$1.1905
April 21, 2010	SELL	115,346	$1.2224
April 22, 2010	SELL	191,481	$1.2631
April 23, 2010	SELL	145,617	$1.2816
April 26, 2010	SELL	139,116	$1.3025
April 27, 2010	SELL	105,860	$1.3080
April 28, 2010	SELL	58,971	$1.3006
April 29, 2010	SELL	105,753	$1.3410

LS Power Equity Partners, L.P.

April 19, 2010	SELL	528,803	$1.1707
April 20, 2010	SELL	759,163	$1.1905
April 21, 2010	SELL	413,559	$1.2224
April 22, 2010	SELL	686,529	$1.2631
April 23, 2010	SELL	522,091	$1.2816
April 26, 2010	SELL	498,783	$1.3025
April 27, 2010	SELL	379,546	$1.3080
April 28, 2010	SELL	211,435	$1.3006
April 29, 2010	SELL	379,165	$1.3410

LS Power Equity Partners PIE I, L.P.

April 19, 2010	SELL	320,652	$1.1707
April 20, 2010	SELL	460,337	$1.1905
April 21, 2010	SELL	250,772	$1.2224
April 22, 2010	SELL	416,293	$1.2631
April 23, 2010	SELL	316,583	$1.2816
April 26, 2010	SELL	302,449	$1.3025
April 27, 2010	SELL	230,147	$1.3080
April 28, 2010	SELL	128,208	$1.3006
April 29, 2010	SELL	229,916	$1.3410

LS Power Partners, L.P.

April 19, 2010	SELL	17,172	$1.1707
April 20, 2010	SELL	24,653	$1.1905
April 21, 2010	SELL	13,430	$1.2224
April 22, 2010	SELL	22,295	$1.2631
April 23, 2010	SELL	16,955	$1.2816
April 26, 2010	SELL	16,198	$1.3025
April 27, 2010	SELL	12,325	$1.3080

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
April 28, 2010	SELL	6,866	$1.3006
April 29, 2010	SELL	12,313	$1.3410

LSP Gen Investors, L.P.

April 19, 2010	SELL	12,583	$1.1707
April 20, 2010	SELL	18,065	$1.1905
April 21, 2010	SELL	9,841	$1.2224
April 22, 2010	SELL	16,336	$1.2631
April 23, 2010	SELL	12,423	$1.2816
April 26, 2010	SELL	11,869	$1.3025
April 27, 2010	SELL	9,031	$1.3080
April 28, 2010	SELL	5,031	$1.3006
April 29, 2010	SELL	9,022	$1.3410